CERTIFICATE OF NOTIFICATION

                                       Filed by

                                ALABAMA POWER COMPANY

          Pursuant to order of the Securities and Exchange Commission dated September 8, 1995 in the matter of File No. 70-8661.

                                  - - - - - - - - -

          Alabama Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

                    1. A Fourth Supplementary Installment Sale Agreement was made and entered into by and between the Company and The Industrial Development Board of the Town of Columbia (Alabama) (the "Board"), relating to $28,000,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds (Alabama Power Company Project), 1995 Series C, and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

                    2. A Fifth Supplementary Installment Sale Agreement was made and entered into by and between the Company and The Industrial Development Board of the Town of Columbia (Alabama) (the "Board"), relating to $27,000,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds (Alabama Power Company Project), 1995 Series D, and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

                    3. A Sixth Supplementary Installment Sale Agreement was made and entered into by and between the Company and The Industrial Development Board of the Town of Columbia (Alabama) (the "Board"), relating to $26,500,000 aggregate principal amount of the Board's Pollution Control Revenue Refunding Bonds (Alabama Power Company Project), 1995 Series D, and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

                    4.   Filed herewith are the following exhibits:

                    Exhibit A  -  Copy of Fourth Supplementary Installment
                                  Sale Agreement between the Board and the
                                  Company, dated as of October 1, 1995.
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                    Exhibit B  -  Copy of Fifth Supplementary Installment
                                  Sale Agreement between the Board and the Company, dated as of October 1, 1995.

                    Exhibit C  -  Copy of Sixth Supplementary Installment
                                  Sale Agreement between the Board and the Company, dated as of October 1, 1995.

                    Exhibit D  -  Copy of Indenture of Trust relating to
                                  the Series C Bonds between the Board and SouthTrust Bank of Alabama, National Association, dated as of October 1, 1995.

                    Exhibit E  -  Copy of Indenture of Trust relating to
                                  the Series D Bonds between the Board and SouthTrust Bank of Alabama, National Association, dated as of October 1, 1995.

                    Exhibit F  -  Copy of Indenture of Trust relating to
                                  the Series E Bonds between the Board and SouthTrust Bank of Alabama, National Association, dated as of October 1, 1995.

                    Exhibit G  -  Opinion of Balch & Bingham dated October
                                  13, 1995.


          Dated    October 13, 1995              ALABAMA POWER COMPANY


                                                 By /s/Wayne Boston
                                                         Wayne Boston
                                                      Assistant Secretary



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